                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                               (Amendment No. 1)

                                 (RULE 13e-100)

                   TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


                     RULE 13e-3 TRANSACTION STATEMENT UNDER
                    SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13e-3 THEREUNDER


                                  PEAPOD, INC.
                                (Name of Issuer)


                                  PEAPOD, INC.
                      (Name of Person(s) Filing Statement)


                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   704718105
                     (CUSIP Number of Class of Securities)


                          --------------------------


                              Andrew B. Parkinson
                      Chairman and Chief Financial Officer
                                  Peapod, Inc.
                                9933 Woods Drive
                            Skokie, Illinois  60077
                                 (847) 583-9400


      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                          --------------------------


                                    Copy to:


                               Christine A. Leahy
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois  60603
                                 (312) 853-7000
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This statement is filed in connection with (check the appropriate box):

a.    [_]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    [_]   The filing of a registration statement under the Securities Act of
            1933.

c.    [X]   A tender offer.

d.    [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

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                           CALCULATION OF FILING FEE

================================================================================
          Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------
              $48,305,714.00                         $9,681.14
================================================================================

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 22,467,774 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Peapod, Inc., at a purchase price of $2.15 per Share net in cash. Such number of Shares represents 15,722,345 Shares not beneficially owned by Royal Ahold, plus 6,745,429 Shares reserved for issuance pursuant to outstanding options and warrants (other than options and warrants beneficially owned by Royal Ahold), including any options under Peapod, Inc.'s employee stock option plan, outstanding as of June 16, 2001. The calculation does not include the 19,369,873 Shares reserved for issuance to Royal Ahold upon conversion of its Series C Convertible Preferred Stock.

** The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $9,681.14

     Form or Registration No.:  Schedule TO

     Filing Parties:  Bean Acquisition Corp., Ahold U.S.A. Holdings, Inc. and
                        Koninklijke Ahold N.V.

     Date Filed:  July 27, 2001

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          This Amendment No. 1 (this "Amendment") amends the Rule 13e-3
Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") initially filed by Peapod, Inc., a Delaware corporation ("Peapod"), with the Securities and Exchange Commission (the "SEC") on July 30, 2001. The Schedule 13E-3 and this Amendment relate to the tender offer by Bean Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Royal Ahold"), to purchase any and all of the outstanding publicly-held shares of Common Stock, other than shares of Common Stock already owned by Royal Ahold, at a purchase price of $2.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, together constitute the "Offer"). This Amendment is being filed on behalf of Peapod. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the
Schedule 13E-3.

Items 1 through 15.

          Items 1 through 15 are hereby amended and supplemented to include the information contained in Amendment No. 1 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO of Royal Ahold and the Purchaser (the "Schedule TO"), filed with the SEC on August 1, 2001, Amendment No. 2 to the Schedule TO, filed with the SEC on August 7, 2001, and Amendment No. 3 to the Schedule TO, filed with the SEC on August 16, 2001.

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Item 16.  Exhibits.


          Item 16 is hereby amended and supplemented to include the following additional exhibits:


Exhibit No.       Description
-----------       -----------
Exhibit (a)(9)    Supplement to holders of shares of Common Stock of Peapod,
                  Inc., dated August 16, 2001 (incorporated by reference to
                  Amendment No. 3 to the Tender Offer Statement and Rule 13e-3
                  Transaction Statement on Schedule TO filed by Koninklijke
                  Ahold N.V. and Bean Acquisition Corp. on August 16, 2001).

Exhibit (a)(10)   Amendment No. 1 to the Tender Offer Statement and Rule 13e-3
                  Transaction Statement on Schedule TO of Koninklijke Ahold N.V.
                  and Bean Acquisition Corp., filed with the SEC on August 1,
                  2001 (incorporated by reference herein).

Exhibit (a)(11)   Amendment No. 2 to the Tender Offer Statement and Rule 13e-3
                  Transaction Statement on Schedule TO of Koninklijke Ahold N.V.
                  and Bean Acquisition Corp., filed with the SEC on August 1,
                  2001 (incorporated by reference herein).

Exhibit (a)(12)   Amendment No. 3 to the Tender Offer Statement and Rule 13e-3
                  Transaction Statement on Schedule TO of Koninklijke Ahold N.V.
                  and Bean Acquisition Corp., filed with the SEC on August 1,
                  2001 (incorporated by reference herein).

Exhibit (c)(4)    Presentation to the Special Committee of the Board of
                  Directors of Peapod, Inc. by Williams Blair & Company, L.L.C.,
                  dated May 4, 2001, in its entirety (incorporated by reference to Amendment No. 1 to the Tender Offer Statement and Rule
                  13e-3 Transaction Statement on Schedule TO filed by
                  Koninklijke Ahold N.V. and Bean Acquisition Corp. on August 1,
                  2001)./1/

Exhibit (d)(23)   Complaint, Richard Hartley, v. Peapod, Inc., et al., Civil
                  Action No. 19025, filed on July 27, 2001, in the Court of
                  Chancery of the State of Delaware in and for New Castle County
                  (incorporated by reference to Amendment No. 1 to the Tender
                  Offer Statement and Rule 13e-3 Transaction Statement on
                  Schedule TO filed by Koninklijke Ahold N.V. and Bean
                  Acquisition Corp. on August 1, 2001).

-------------

/1/ Previously filed in abbreviated form.

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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2001
        ----------------------

                                    PEAPOD, INC.



                                    By:    /s/ Andrew B. Parkinson
                                           -----------------------------
                                    Name:  Andrew B. Parkinson
                                    Title:  Chairman and Chief Financial Officer